Filed by Caremark Rx, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and Deemed

Filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc.

Commission File No.: 001-14200

This filing is being made to correct an error that was contained in the Caremark Employee FAQs filed on November 29, 2006. The FAQs incorrectly stated that Howard McLure would be the CEO of Caremark after completion of the merger. Howard McLure will become the President of the Caremark pharmacy services business upon completion of the merger. The revised text of the Caremark Employee FAQs is set forth below.

Caremark Employee FAQs (revised from November 29, 2006)

Q. Will we maintain current job postings and continue with interviewing that’s already in process?

A. Yes. We will continue to operate our business as usual. Interviewing and hiring continues to be a focus for our January 1 readiness and for ongoing talent demands.

Q. What impact will the merger have on the cultural initiative announced earlier this year?

A. The cultural initiative is more important than ever, and it is continuing as planned. Teams already have begun the process of addressing key factors related to customer focus, innovation, quality and performance.

Underlying these teams are the foundational elements of integrity, employee engagement and communications. These teams are expected to grow as we examine the key factors relating to values, symbols, behaviors and attitudes that will enable us to create a winning culture and transform the business.

Q. Can Caremark employees trade in CVS stock between now and the merger?

A. Caremark’s Section 16 officers, Senior Vice Presidents and above, employees working on the CVS transaction and members of the Board of Directors should not buy or sell CVS stock prior to closing of the merger.

Other Caremark employees should not buy or sell CVS stock prior to closing of the merger if they have any material, non-public information about CVS. Even if you do not have material, non-public information about CVS, you should keep in mind that stock trades during the period between an announced merger and closing may be subject to regulatory scrutiny. In other words, any trade by you in CVS stock could trigger an inquiry from regulatory authorities. If you prefer to avoid the possibility of this type of inquiry, you may want to avoid trading in CVS stock until after the closing occurs.

Q. Can Caremark employees trade in Caremark stock between now and the merger?

A. Until further notice, the trading window for Caremark stock will remain closed for Caremark’s Section 16 officers, Senior Vice Presidents and above, employees working on the CVS transaction and members of the Board of Directors.

Other Caremark employees, including other “Designated Individuals” as defined in our Stock Trading Policy, may buy or sell Caremark stock prior to closing of the merger strictly in accordance with our Stock Trading Policy. The Stock Trading Policy provides for limited open trading windows and requires that no trades can be made if a person has material, non-public information relating to Caremark.

Please keep in mind that even if you do not have material, non-public information about Caremark, stock trades during the period between an announced merger and closing may be subject to regulatory scrutiny, so any trade you may make in Caremark stock could trigger an inquiry from regulatory authorities. If you prefer to avoid the possibility of this type of inquiry, you may want to avoid trading in Caremark stock until after the closing occurs.

Q. What if I own shares in a mutual fund that has Caremark or CVS stock?

A. If the mutual fund has total discretion over making trades in the stock (in other words, you cannot direct when and how stock trades occur), then trading by the mutual fund in any Caremark or CVS stock that it holds should not be of concern. You must not, however, share any material, non-public information concerning Caremark or CVS, as applicable, with your mutual fund in order to influence its trading decisions. If you own shares of Caremark or CVS stock through an investment fund and you can direct how and when stock trades occur, you should notify your investment fund adviser of the restrictions on trading Caremark and CVS stock contained in this Q&A.

Q. Can I continue to purchase Caremark stock through the CareStock Employee Stock Purchase Plan?

A. The CareStock Employee Stock Purchase Plan is not affected by the announcement of the CVS transaction, so if you participate in the CareStock Plan, your contributions will continue to be used to purchase Caremark stock for your CareStock account under the terms and conditions of the Plan. These purchases can occur even when the stock trading window is closed. However, you can only sell stock held in your CareStock account in accordance with the Stock Trading Policy during a time when the trading window is open.

Q. Who can I call if I need more information?

A. You may call the Corporate Secretary’s Office in Nashville and ask to speak with Gina Clark, Patti Parnell, or Denise Sommer. The telephone number is 615-743-6600.

Q. What will happen to employee stock options?

A. Generally, CVS will assume all of Caremark’s options in connection with the merger. At the effective time of the merger, each outstanding option to purchase Caremark shares will become an option to acquire shares of CVS on the same terms and conditions as were applicable prior to the merger, except that the number of shares for which an option may be exercised will be adjusted as set forth in the example below to reflect the exchange ratio of 1.67 shares of CVS for each share of Caremark stock subject to such option, rounded down to the nearest whole share. The exercise price per share will be adjusted based on this exchange ratio to preserve the intrinsic value of the option.

EXAMPLE:

A Caremark employee holds an option to purchase 125 shares of Caremark stock with an exercise price of $40 per share. As set forth in the Merger Agreement, the exchange ratio is 1.67.

In connection with the merger, the Caremark employee’s option will become an option to purchase 208 shares of CVS common stock as calculated below:

125	x	1.67	=	208
(number of shares of Caremark stock subject to the option before the merger)		(exchange ratio)		(shares of CVS common stock, rounded down to the nearest whole share)

After the merger, the Caremark employee’s option will have an exercise price of $24.04 per share as calculated below:

$5,000	÷	208	=	$24.04
(total exercise price to purchase all shares of Caremark stock subject to the option before the merger, i.e., 125 x $40)		(number of whole shares of CVS common stock subject to the option after the merger)		(exercise price per share of CVS common stock, rounded up to the nearest whole cent)

Therefore, after the adjustment made in connection with the merger, the employee would hold an option to purchase 208 shares of CVS common stock with an exercise price of $24.04 per share.

Under the terms of a number of Caremark’s stock option plans, including its 2004 Incentive Stock Plan, vesting of any unvested stock options will be accelerated as of the effective date of the merger. However, for options granted under the legacy AdvancePCS plans that were assumed by Caremark, the vesting period does not accelerate under the terms of such plans.

Q. Will there be a retention bonus offered to stay with the company?

A. Since this transaction is primarily about growth, we feel confident there will be minimal job losses as a result. However, we anticipate that certain employees will receive appropriate retention packages.

Q. Does this change freeze our annual raises?

A. No. We will continue to operate our business as usual. Merit and bonus planning will continue on our usual cycle for 2006 and 2007.

Q. What has the client feedback been thus far?

A. Overall, clients are excited about the news and eager to learn more about how the merger is expected to create significant benefits for employers and health plans through more effective cost management and innovative new programs, and for consumers through expanded choice, unparalleled access, and more personalized services.

Q. What are our competitors saying?

A. Some competitors claim that plan participants won’t be able to go to other retail stores, but the facts are:

•	Caremark’s networks already include CVS stores; however, it will not be limited to CVS stores as a result of the merger.

•	Caremark intends to continue offering access to our network of over 60,000 participating pharmacies.

Competitors are saying that management will change quickly and not be able to successfully complete the integration, but the facts are:

•	The combined company will be led by management from both Caremark and CVS.

•	The board will feature equal representation from each company.

•	Mac Crawford will play a very active role as Chairman. He is committed to the successful integration of the two businesses and implementation of CVS/Caremark Corporation’s strategy. Tom Ryan will become CEO of CVS/Caremark and Howard McLure will become President of the Caremark pharmacy services business.

•	The new company will have a very strong combined management team; they are best in class in their businesses and have excellent track records in integrating acquisitions.

•	For example, Caremark has transformed its business twice under the current management team, through its restructuring announced in late 1998 and through its acquisition of AdvancePCS in 2004, a $7 billion deal.

•	CVS has proven its ability to integrate large-scale acquisitions through its successful acquisitions of Revco in 1997; Arbor in 1998; the southern assets of Eckerd in 2004; excellent progress on the integration of Osco and Sav-On; and several acquisitions within its PBM business, such as the purchase of Stadtlanders’ specialty business several years ago.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Caremark and CVS. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Caremark, CVS or the combined company or the transaction, are intended to identify those assertions as forward-looking statements. Such statements include, but are not limited to, statements about the benefits of the merger, information about the combined company, including expected synergies and projected revenues and cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain closing conditions and whether and when the merger will be consummated. These statements are based upon the current beliefs and expectations of management of Caremark and CVS and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document: (1) the companies may be unable to obtain stockholder or regulatory approvals in a timely manner, if at all; (2) the businesses of Caremark and CVS may not be integrated successfully or as quickly as expected; (3) cost savings and any other synergies or cash flows from the merger may not be fully realized or may take longer to realize than expected; (4) the transaction may involve unexpected costs; (5) the businesses and results of operations of Caremark and CVS may suffer as a result of uncertainty surrounding the transaction; and (6) the industry may be subject to future regulatory or legislative action. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release. Risk factors affecting the businesses of each of Caremark and CVS are set forth in, and may be accessed through, each company’s filings with the SEC. These and other factors relating to the merger will be available in the joint proxy statement/prospectus to be filed with the SEC.

Important Information for Investors and Stockholders

Caremark and CVS will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Caremark and CVS urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com. Documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Investors and stockholders may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of Caremark stockholders to approve the merger at the following address: Caremark Rx, Inc., Attention Investor Relations, 211 Commerce Street, Suite 800, Nashville, Tennessee 37201.

Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of stockholders, which was filed with the SEC on April 7, 2006. CVS, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of stockholders, which was filed with the SEC on March 24, 2006.

If and to the extent that any of the Caremark or CVS participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Caremark’s and CVS’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.